February 12, 2008

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, North East

Mail Stop 3720

Washington, D.C. 20549

Re:	Limited Brands, Inc.
Form 10-K for the Fiscal Year ended February 3, 2007
Filed April 3, 2007
File No. 001-08344

Dear Mr. Reynolds:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated January 10, 2008 with respect to the Form 10-K for the Fiscal Year ended February 3, 2007 filed by Limited Brands, Inc. on April 3, 2007. For your convenience, we have reproduced the Staff’s comment preceding our response. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Compensation Discussion and Analysis, page 12

1. You indicate the incentive compensation is based upon “the attainment of pre-established objective financial goals,” but you have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their performance based incentive compensation and performance based restricted stock compensation. Please confirm that in future filings you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

•

We acknowledge the Staff’s comment. In response, we will include in the Company’s future filings that include the Item 402(b) Compensation Discussion and Analysis each named executive officer’s specific performance target[s] established for each selling season of the Company’s previous fiscal year, attainment of which was required for that officer to earn his or her performance-based target bonus. We do not believe that disclosure of the then current year’s performance targets would be material to an understanding of the compensation disclosure for the immediately preceding completed fiscal year.

In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Limited Brands, Inc., that:

•	Limited Brands, Inc. is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Limited Brands, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing response fully addresses the Staff’s concerns. Please do not hesitate to call me at (614) 415-1652 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Douglas L. Williams
Douglas L. Williams
General Counsel

cc:	Leslie H. Wexner, Chairman of the Board and Chief Executive Officer

David L. Caplan, Esq., Davis Polk & Wardwell

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